EXHIBIT 16.1



July 10, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:

We have read Item 4 of Form 8-K dated July 10, 2003, of Tarrant Apparel Group and are in agreement with the statements contained in the second, fourth, fifth and sixth paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant's statement concerning the lack of internal control to prepare financial statements, included in the sixth paragraph on page 2 therein, we had considered such matters in determining the nature, timing and extent of procedures performed.


                                                   /s/ Ernst & Young LLP